The Company does not have officers; however, each one of its portfolio companies, through which the Company holds its assets, are managed by different portfolio managers, who have discretion and control over the assets held by their respective portfolio companies.

OPP Capital Partners I, LLC was formed as a Delaware limited liability company in 2023 in order to manage Webstreet R5 HC LLC and other entities affiliated with Webstreet. The Manager has no significant operational history as of April 19, 2023. The Manager is managed by Joseph Magnotti, Justin Cooke and Mirabel Vranjkovic.

Joseph Magnotti

Partner/Co-founder at Webstreet, LLC
CEO at Empire Flippers since December 2010

Worcester Polytechnic Institute 1993 - 1997

Joseph (Joe) Magnotti's background is in engineering and he co-founded Empire Flippers (previously known as AdSenseFlippers) in 2010 and has been acting CEO since. Prior to that, he founded and owned TryBPO, a company offering outsourcing solutions to small and medium sized businesses. Together with co-founder Justin and Mirabel Vranjkovic, they started WebStreet (previously known as Empire Flippers Capital) in 2020.

Justin Cooke

Partner/Co-founder at Webstreet, LLC
CMO at Empire Flippers since December 2010

San Diego Mesa College 2001 - 2003

Justin Cooke co-founded Empire Flippers (previously AdSenseFlippers) with Joe in 2010 and has been acting CMO since. He was also a partner in their previous venture, TryBPO. As host of the Empire Flippers podcast, he is a brand ambassador for the company.

Mirabel Vranjkovic

Managing partner at Webstreet, LLC since 2020

Finance at DePaul University, 2009

Mirabel (Mike) Vranjkovic is the founding partner of WebStreet (formerly Empire Flippers Capital). His vast experience in the financial sector and the e-commerce industry give him a unique perspective on leveraging online businesses to obtain strong non-correlated returns during a recession. Previously he covered various positions at Empire Flippers.